UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SkyWest Airlines Orders 16 New E175 Aircraft for Operation with Delta Air Lines

São José dos Campos, Brazil, 10th August 2021 – Embraer has agreed the sale of 16 new E175 jets to SkyWest, Inc. (NASDAQ: SKYW) for operation in the Delta Air Lines (NYSE: DAL) network, adding to the 71 E175 jets SkyWest already operates for Delta. The E175 aircraft will fly exclusively with Delta under a Capacity Purchase Agreement (CPA). The value of the contract, which will be included in Embraer’s third quarter backlog, is USD 798.4 million, based on list price.

The 76-seat aircraft will be delivered in Delta’s livery and will have a three-class configuration. Deliveries start in mid-2022.

President and CEO of SkyWest, Chip Childs, said, “SkyWest operates more E175s than any other carrier in the world. With these aircraft, we will have nearly 240 E175s operating with airlines in North America. This month we are proud to reach two million flight hours in the E175. Our customers love the E175, and we have great confidence in and appreciate our partnership with Embraer.”

Mark Neely, VP Sales and Marketing, The Americas, Embraer Commercial Aviation, said, “Our superb partnership with SkyWest continues with this new provision for Delta. The E175 is the backbone of the North American regional market, and as the industry begins to emerge from the pandemic we are seeing growing long-term demand for rightsized aircraft to deliver profitable domestic connectivity. The E175 has been a lifeline for carriers as they are perfectly suited to rebuild routes, add frequencies, and add incremental capacity to meet rebounding domestic demand.”

Aircraft photos:

https://embraer.imagerelay.com/ml/c99a265199534a92a5aedcd3e25823eb

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations